UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

NATURAL HEALTH TRENDS CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

63888P406

(CUSIP Number)

David R. Earhart

Gray Reed & McGraw LLP

1601 Elm Street, Suite 4600

Dallas, Texas 75201

(214) 954-4135

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Various

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63888P406
1. Names of Reporting Persons. GEORGE BROADY
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF; OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6. Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 690,099
8. Shared Voting Power 0
9. Sole Dispositive Power 690,099
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 690,099 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13. Percent of Class Represented by Amount in Row (11) 6.0(2)
14. Type of Reporting Person (See Instructions) IN

(1)	Includes shares held by the George K. Broady 2012 Irrevocable Trust, of which Mr. Broady is the trustee and a beneficiary.

(2)           Based on 11,422,539 Shares outstanding as of April 30, 2021.

CUSIP No. 63888P406
1. Names of Reporting Persons. GEORGE K. BROADY 2012 IRREVOCABLE TRUST
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC; OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6. Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 690,099
9. Sole Dispositive Power 0
10. Shared Dispositive Power 690,099

11. Aggregate Amount Beneficially Owned by Each Reporting Person 690,099
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13. Percent of Class Represented by Amount in Row (11) 6.0%(1)
14. Type of Reporting Person (See Instructions) OO

(1)       Based on 11,422,539 Shares outstanding as of April 30, 2021.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 6”) amends and restates the Schedule 13D filed on November 4, 2011 (the “Original Schedule 13D”), as previously amended.

Item 1. Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Shares”), of Natural Health Trends Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is Units 1205-07, 12F, Mira Place Tower A, 132 Nathan Road, Tsimshatsui, Kowloon, Hong Kong.

Item 2. Identity and Background.

(a)       This Statement is filed by George Broady and the George K. Broady 2012 Irrevocable Trust (the “Trust”).

(b)       The principal business address of Mr. Broady and the Trust is 751 Canyon Drive, Suite 100, Coppell, Texas 75019.

(c)       Mr. Broady’s principal occupation is Chairman of the Board of SoloProtect US, LLC, whose principal business address is as set forth in Item 2(b).

(d)       During the last five years, neither Mr. Broady nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither Mr. Broady nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Broady is a citizen of the United States of America. The Trust is organized under the laws of Texas.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Broady purchased the Shares acquired by him in various open-market transactions and transactions with the Issuer, since January 2007, with an aggregate of approximately $3,000,000 of personal funds. An additional 93,000 Shares were granted to Mr. Broady by the Issuer in consideration of his service on its board of directors. All of the Shares held by Mr. Broady were subsequently transferred to the Trust.

The Trust purchased the Shares acquired by it in various open-market transactions since October 2013, with approximately $1,971,300.42 of funds contributed to the Trust by Mr. Broady.

Item 4. Purpose of Transaction.

The Trust acquired the Shares for investment purposes. Neither Mr. Broady nor the Trust have any plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Based on various factors such as current or anticipated trading prices for the Shares, market and industry conditions, the financial and operating condition of the Issuer, and the composition of the Issuer’s board of directors, Mr. Broady and/or the Trust may acquire additional Shares or sell all or part of the Trust’s Shares, in their sole discretion, in open market or private transactions without any prior notice to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)       Mr. Broady is deemed to beneficially own 690,099 Shares. All of the 690,099 Shares are held by the Trust, of which Mr. Broady is the trustee and a beneficiary.

The 690,099 Shares beneficially owned by Mr. Broady, including those held by the Trust, constitute approximately 6.0% of the Shares, based on a total of 11,422,539 Shares outstanding as of April 30, 2021.

(b)       Mr. Broady has sole power to vote and dispose of 690,099 Shares beneficially held by him.

(c)       There have been no transactions effected with respect to the Shares by Mr. Broady and the Trust within the past sixty days of the date hereof.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Trust has pledged 570,390 shares to secure a line of credit with The PrivateBank and Trust Company.

Item 7. Materials to be filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:	May 18, 2021

/s/ George Broady
George Broady

GEORGE K. BROADY 2012 IRREVOCABLE TRUST

By:	/s/ George Broady
George Broady
Trustee